Exhibit 99.2

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars except per share amounts)	2004	2003
		(restated - note 1(a))
Consolidated revenues (note 5)	$73,679	$68,881

MANAGEMENT OPERATIONS
Revenues:
Fee revenues	$33,377	$29,305
Reimbursed costs (note 1(c))	14,486	14,792

	47,863	44,097

Expenses:
General and administrative expenses	(10,856)	(9,736)
Reimbursed costs (note 1(c))	(14,486)	(14,792)

	(25,342)	(24,528)

	22,521	19,569

OWNERSHIP AND CORPORATE OPERATIONS
Revenues	26,795	25,778
Expenses:
Cost of sales and expenses	(35,390)	(37,802)
Fees to Management Operations	(1,129)	(1,174)

	(9,724)	(13,198)

Earnings before other operating items	12,797	6,371
Depreciation and amortization	(3,625)	(3,710)
Other income (expense), net (note 6)	4,321	(12,908)

Earnings (loss) from operations	13,493	(10,247)
Interest income, net	1,148	683

Earnings (loss) before income taxes	14,641	(9,564)

Income tax recovery (expense):
Current	(2,788)	2,374
Future	(379)	(2,098)

	(3,167)	276

Net earnings (loss)	$11,474	$(9,288)

Basic earnings (loss) per share (note 4)	$0.33	$(0.27)

Diluted earnings (loss) per share (note 4)	$0.31	$(0.27)

See accompanying notes to consolidated financial statements

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS

	As at	As at
	March 31,	December 31,
(In thousands of dollars)	2004	2003

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$174,269	$170,725
Receivables (note 1(b))	109,278	88,636
Inventory	2,072	2,169
Prepaid expenses	6,236	3,780

	291,855	265,310
Long-term receivables	201,632	197,635
Investments in hotel partnerships and corporations	159,104	157,638
Fixed assets	78,778	75,789
Investment in management contracts	204,078	203,670
Investment in trademarks and trade names	5,716	5,757
Future income tax assets	12,851	13,230
Other assets	27,508	27,631

	$981,522	$946,660

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 1(b))	$73,703	$61,045
Long-term obligations due within one year	2,612	2,587

	76,315	63,632
Long-term obligations (notes 2 and 3)	121,592	117,521
Shareholders’ equity (note 4):
Capital stock	333,306	329,274
Convertible notes (note 3)	178,543	178,543
Contributed surplus	5,942	5,529
Retained earnings	277,228	265,754
Equity adjustment from foreign currency translation	(11,404)	(13,593)

	783,615	765,507

	$981,522	$946,660

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Cash provided by (used in) operations:
MANAGEMENT OPERATIONS
Earnings before other operating items	$22,521	$19,569
Items not requiring an outlay of funds	514	409

Working capital provided by Management Operations	23,035	19,978

OWNERSHIP AND CORPORATE OPERATIONS
Loss before other operating items	(9,724)	(13,198)
Items not requiring an outlay of funds	218	9

Working capital used in Ownership and Corporate Operations	(9,506)	(13,189)

	13,529	6,789
Interest received, net	3,732	3,896
Change in non-cash working capital	(11,547)	12,743
Other	(805)	(1,610)

Cash provided by operations	$4,909	$21,818

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Cash provided by (used in):
Operations:	$4,909	$21,818

Financing:
Long-term obligations including current portion	116	42
Issuance of shares	4,032	131
Dividends paid	(1,833)	(1,809)

Cash provided by (used in) financing	2,315	(1,636)

Capital investments:
Long-term receivables	876	(5,806)
Hotel investments	(1,278)	(8,368)
Purchase of fixed assets	(4,359)	(3,881)
Investments in trademarks, trade names and management contracts	(367)	(216)
Other assets	(1,109)	(2,601)

Cash used in capital investments	(6,237)	(20,872)

Increase (decrease) in cash and cash equivalents	987	(690)
Increase (decrease) in cash due to unrealized foreign exchange gain (loss)	2,557	(10,146)
Cash and cash equivalents, beginning of period	170,725	165,036

Cash and cash equivalents, end of period	$174,269	$154,200

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Retained earnings, beginning of period	$265,754	$264,016
Net earnings (loss)	11,474	(9,288)

Retained earnings, end of period	$277,228	$254,728

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(In thousands of dollars except share amounts)

In these interim consolidated financial statements, the words “we”, “us”, “our”, and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2003.

1. Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2003, except as disclosed below:

(a) Stock-based compensation and other stock-based payments:

In December 2003, the Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we prospectively adopted in December 2003 the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. The prospective application of adopting the fair value-based method effective January 1, 2003 has been applied retroactively in our consolidated financial statements, and amounts for the three months ended March 31, 2003 have been restated. The impact of this change for the three months ended March 31, 2004 was to decrease net earnings by $413 (2003 — $15) and to decrease basic and diluted earnings per share by $0.01 (2003 — nil).

The fair value of stock options granted in the three months ended March 31, 2004 has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 3.81% (2003 — 4.80% to 5.02%); semi-annual dividend per Limited Voting Share of $0.055 (2003 -$0.055); volatility factor of the expected market price of our Limited Voting Shares of 30% (2003 — 32%); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months ended March 31, 2004, the weighted average fair value of the options at the grant dates was $27.00 (2003 — $15.96). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period.

Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months ended March 31, 2004 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

(Unaudited)	Three months ended
(In thousands of dollars	March 31,
except per share amounts)	2004	2003
Stock option expense included in compensation expense	$(413)	$(15)

Net earnings (loss), as reported	$11,474	$(9,288)
Additional expense that would have been recorded if all outstanding stock options granted during 2002 had been expensed	(859)	(862)

Pro forma net earnings (loss)	$10,615	$(10,150)

Earnings (loss) per share:
Basic, as reported	$0.33	$(0.27)
Basic, pro forma	0.30	(0.29)
Diluted, as reported	0.31	(0.27)
Diluted, pro forma	0.29	(0.29)

(b) Hedging relationships:

In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, will be recognized in 2004 as an increase of fee revenues over the course of the year.

Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to decrease net earnings by $171 for the three months ended March 31, 2004 and to increase receivables by $10,731 and accounts payable and accrued liabilities by $10,967 as at March 31, 2004.

(c) Reimbursed costs:

As a result of adopting Section 1100, “Generally Accepted Accounting Principles”, which was issued by the CICA in July 2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a “net” amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the three months ended March 31, 2004 of $7,174 (2003 — $7,867), but did not have an impact on net earnings. In addition, for the three months ended March 31, 2003, fee revenues and general and administrative expenses included certain other reimbursed costs of $6,925. These have been reclassified to reimbursed costs in both revenues and expenses to conform with the financial statement presentation adopted in 2004.

(d) Impairment of long-lived assets:

In December 2002, the CICA issued Section 3063, “Impairment of Long-Lived Assets”. This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment”. In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of Section 3063, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months ended March 31, 2004.

(e) Accounting for asset retirement obligations:

In March 2003, the CICA issued Section 3110, “Accounting for Asset Retirement Obligations”. Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months ended March 31, 2004.

(f) Revenue recognition:

In December 2003, the Emerging Issues Committee (“EIC”) of the CICA issued Abstract EIC-141, “Revenue Recognition”, which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months ended March 31, 2004.

(g) Revenue arrangements with multiple deliverables:

In December 2003, the EIC issued Abstract EIC-142, “Revenue Arrangements with Multiple Deliverables”, which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on our consolidated financial statements for the three months ended March 31, 2004.

2. Bank credit facilities:

We have committed bank credit facilities of US$212,500, which expire in July 2004. No amounts have been borrowed under these facilities to date; however, approximately US$28,000 in letters of credit were issued under these facilities as at March 31, 2004. No amounts have been drawn under these letters of credit.

3. Convertible notes:

During 1999, we issued US$655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172,500. The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission, were US$166,000. As at March 31, 2004, our consolidated balance sheet includes $91,265 (US$69,641) of convertible notes in long-term obligations and $178,543 of convertible notes in shareholders’ equity. We are entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum.

Holders of the notes have conversion rights, which they can exercise at any time before the maturity date or date of redemption of the notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each one thousand US dollar principal amount of notes. The holders of notes also can require us to repurchase the notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 4 1/2% per annum. This right is also available in September 2009 and September 2014. We have a choice of settling our obligation, in connection with the conversion or purchase of the notes at the option of the holder, with cash or Limited Voting Shares.

As described above, we may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest (calculated at 4 1/2% per annum) to the date of purchase. It is possible that we may redeem some or all of the notes, especially if current interest rates continue. A cash redemption in September 2004 of all outstanding notes would require a cash payment to the note holders of approximately US$215,500, assuming that the holders did not exercise their right to convert their notes before the redemption date. If we redeem the notes, we may replace the financing provided by the notes with a combination of debt (which could be raised by various means, including bank lines and/or the issuance of additional notes or convertible notes) and/or the utilization of cash and cash equivalents. We filed a shelf registration statement and prospectus during the first quarter that would accommodate a public offering of various debt instruments (including convertible debt) in a principal amount of up to US$250,000.

4. Shareholders’ equity:

As at March 31, 2004, we have outstanding Variable Multiple Voting Shares (“VMVS”) of 3,832,172, outstanding Limited Voting Shares (“LVS”) of 31,611,338 and outstanding stock options of 5,635,379 (weighted average exercise price of $54.93).

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings (loss) per share is as follows:

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004		2003
	Net earnings	Shares	Net loss	Shares
Basic earnings (loss) per share:
Net earnings (loss) and number of shares	$11,474	35,289,622	$(9,288)	34,882,670
Effect of assumed dilutive conversions:
Stock option plan	—	1,435,122	—	—

Diluted earnings (loss) per share:
Net earnings (loss) and number of shares	$11,474	36,724,744	$(9,288)	34,882,670

The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 1,407,796 stock options to LVS, under our stock option plan, during the three months ended March 31, 2004 (2003 -5,864,037 stock options), as the inclusion of these conversions resulted in an anti-dilutive effect. In addition, the dilution relating to the conversion of our convertible notes to 3,463,155 LVS, by application of the “if-converted method”, has been excluded from the calculation as the inclusion of this conversion resulted in an anti-dilutive effect for the three months ended March 31, 2004 and 2003.

5. Consolidated revenues:

Consolidated revenues for Four Seasons Hotels Inc. comprise revenues from Management Operations, revenues from Ownership and Corporate Operations and distributions from hotel investments, less fees from Ownership and Corporate Operations to Management Operations.

6. Other income (expense), net:

Included in other income (expense), net for the three months ended March 31, 2004 is a net foreign exchange gain of $4,630 (2003 – net foreign exchange loss of $8,267) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our foreign self-sustaining subsidiaries.

Also included in other income (expense), net for the three months ended March 31, 2004 are legal and enforcement costs of $217 (2003 — $4,611) in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle.

7. Seasonality:

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter. As a result, ownership operations typically incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA — CORE HOTELS1

	Three months ended
	March 31,
(Unaudited)	2004	2003	Variance
Worldwide
No. of Properties	51	51	—
No. of Rooms	13,460	13,460	—
Occupancy[2]	64.9%	60.4%	4.5%
ADR[3] — in US dollars	$314	$295	6.3%
RevPAR[4] — in US dollars	$203	$178	14.1%
Gross operating margin[5]	28.0%	24.7%	3.3%
United States
No. of Properties	21	21	—
No. of Rooms	6,587	6,587	—
Occupancy[2]	68.0%	65.0%	3.0%
ADR[3] — in US dollars	$346	$333	3.9%
RevPAR[4] — in US dollars	$235	$216	8.6%
Gross operating margin[5]	24.1%	23.0%	1.1%
Other Americas/Caribbean
No. of Properties	7	7	—
No. of Rooms	1,534	1,534	—
Occupancy[2]	59.7%	53.8%	5.9%
ADR[3] — in US dollars	$344	$318	8.4%
RevPAR[4] — in US dollars	$206	$171	20.3%
Gross operating margin[5]	36.2%	31.0%	5.2%
Europe/Middle East
No. of Properties	11	11	—
No. of Rooms	2,133	2,133	—
Occupancy[2]	61.1%	47.2%	13.9%
ADR[3] — in US dollars	$373	$371	0.6%
RevPAR[4] — in US dollars	$228	$175	30.2%
Gross operating margin[5]	30.9%	22.2%	8.7%
Asia/Pacific
No. of Properties	12	12	—
No. of Rooms	3,206	3,206	—
Occupancy[2]	63.7%	62.9%	0.8%
ADR[3] — in US dollars	$190	$168	13.2%
RevPAR[4] — in US dollars	$121	$106	14.5%
Gross operating margin[5]	32.9%	28.8%	4.1%

1.	The term “Core Hotels” means hotels and resorts under management for the full year of both 2004 and 2003. However, if a “Core Hotel” has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a “Core Hotel” in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Biltmore Resort (Santa Barbara), which is undergoing an extensive renovation program in 2004.

2.	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

3.	ADR is defined as average daily room rate per room occupied.

4.	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. We report RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

5.	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA — ALL MANAGED HOTELS

	As at
	March 31,
(Unaudited)	2004	2003	Variance
Worldwide
No. of Properties	62	58	4
No. of Rooms	15,994	15,648	346
United States
No. of Properties	24	23	1
No. of Rooms	7,145	7,250	(105)
Other Americas/Caribbean
No. of Properties	10	8	2
No. of Rooms	2,082	1,746	336
Europe/Middle East
No. of Properties	14	13	1
No. of Rooms	2,658	2,543	115
Asia/Pacific
No. of Properties	14	14	—
No. of Rooms	4,109	4,109	—

FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT — ALL MANAGED HOTELS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Revenues under management[1]	$698,711	$659,248

1.	Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which we manage. Approximately 67% of the fee revenues (excluding reimbursed costs) we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.

FOUR SEASONS HOTELS INC.

SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR IN ADVANCED
STAGES OF DEVELOPMENT

Approximate
Hotel/Resort/Residence Club and Location [1,2]	Number of Rooms
Scheduled 2004/2005 Openings
Four Seasons Hotel Beijing, China	325
Four Seasons Hotel Gresham Palace Budapest, Hungary	175
Four Seasons Hotel Cairo at Nile Plaza, Egypt*	375
Four Seasons Hotel Damascus, Syria	300
Four Seasons Hotel Doha, Qatar	235
Four Seasons Hotel Geneva, Switzerland	100
Four Seasons Hotel Hampshire, England	135
Four Seasons Hotel Hong Kong, Hong Kong*	390
Four Seasons Resort Lanai at Koele, HI, USA	100
Four Seasons Resort Lanai at Manele Bay, HI, USA	250
Four Seasons Resort Langkawi, Malaysia	90
Four Seasons Hotel Palo Alto, CA, USA	200
Four Seasons Resort Whistler, B.C., Canada	240
Four Seasons Private Residences Whistler, B.C., Canada	35
Beyond 2005
Four Seasons Hotel Alexandria, Egypt*	120
Four Seasons Hotel Baltimore, MD, USA*	200
Four Seasons Hotel Beirut, Lebanon	230
Four Seasons Resort Bora Bora, French Polynesia	100
Four Seasons Hotel Florence, Italy	115
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170
Four Seasons Hotel Kuwait City, Kuwait	225
Four Seasons Hotel Mumbai, India	200
Four Seasons Resort Puerto Rico, Puerto Rico*	250
Four Seasons Residence Club Punta Mita, Mexico	35

*	Expected to include a residential component.

1.	Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2003 Annual Report.

2.	We have made an investment in Orlando, which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time. We have also made an investment in Sedona at Seven Canyons in Arizona in connection with a potential Residence Club. The developer is working on a plan to finalize that project, however, there is no certainty that it will come to fruition as a Four Seasons property or the potential impact of those plans on Four Seasons’ investment.